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Healthy OptionsWomen-led
Kava Garden

Cafe

1201 20th St # Cu-9
Miami Beach, FL 33139
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $19,000 invested.
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THE PITCH
Kava Garden is seeking investment to begin franchising and establish wholesale offerings of existing products.
Adding A Location
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OUR MISSION

At Kava Garden, we deliver "WOW" service to every customer - every time! We consistently provide the most elevated customer experience in the industry.

Only all natural, clean ingredients. Wellness is our top priority. Our efforts are validated by our customer feedback an and retention. Check our google reviews.
Masters at creating a peaceful, calming, inspiring vibe. Every customer touchpoint was thoughtfully curated for that purpose, engaging each of the five senses.
Consistent sales increases every week (>10%) due to repeat business. Currently 24 customers with more than 50 visits each.
Please check out our Instagram @KavaGarden
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2021
Founded
475 sq. ft.
Floor Space
37 people
Average Daily Customers
7.22%
Monthly Growth
$24
Average Ticket Size
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KAVATENDERS
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WHAT IS KAVA AND KRATOM?

Kava is derived from a plant named piper methysticum. It is often used in drinks in the South Pacific to evoke feelings of relaxation.

The word "kava" is derived from the Polynesian word "awa," which translates to "bitter" in english.
Kava affects both the brain and the central nervous system.
It is most often used as a way to combat anxiety, stress and insomnia.
Kava's derivative Kratom, is commonly used to treat opioid withdrawal and dependence.
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OUTDOOR PATIO
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LOCATION

Miami Beach is an island city in southern Florida, connected by bridges to mainland Miami. As of 2021 the population stands to be around 87,000.

The average household income is $106,000.
The medium home value is $459,000.
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OUR DRINKS
Previous
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Customer Reviews

"Super friendly staff! Amazing kratom teas flavors, the kava shells were good as well! Atmosphere is very inviting and cozy. We will be back next time we are in town! Shells up cups up! BULA" - Vinnie Fugett

"Interesting place with knowledgeable staff. Dog friendly, people friendly and all around great experience drinks are pretty good, singing bowls and plant build a nice atmosphere. Ashley is welcoming, greeting with an upbeat smile and serving water upon arrival. New favorite Kava Bar"- Yoni Zoldan

"Kava Garden is a beautiful and unique spot. You can tell that Bill and Steph put a lot of attention to detail and work into this sweet Kava Bar. My experience has been wonderful with them and Dakota. Felt welcomed from the moment I stepped in. The kava is great and they offer a variety of drinks to pick from. Definitely a great place to hang out with friends/families!"- Kevin Hewitt

"This place is amazing. Stephanie and Bill really paid attention to detail when setting up this magical little place . Great vibes , great kava and kratom, crafty drinks , great energy and great people. I highly recommend giving this place a try, you won’t be disappointed." - Nicole Scotto

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THE TEAM
Stephanie and Bill
Owners

Founders Stephanie and Bill grew up in the service industry and are genuine caretakers at heart! It doesn't matter if you are a customer, friend, or someone they've never met - it's just who they are.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Franchisor expenses: Consulting, Legal, Marketing, Travel $79,900
Mainvest Compensation $5,100
Total $85,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,200,000 $1,500,000 $1,830,000 $2,122,800 $2,356,308
Cost of Goods Sold $120,000 $150,000 $183,000 $212,280 $235,630
Gross Profit $1,080,000 $1,350,000 $1,647,000 $1,910,520 $2,120,678

EXPENSES

Rent $57,600 $115,200 $172,800 $172,800 $190,080
Utilities $2,820 $580 $870 $957 $10,527
Legal & Professional Fees $5,000 $10,250 $16,100 $17,710 $19,481
Operating Profit $1,014,580 $1,223,970 $1,457,230 $1,719,053 $1,900,590
This information is provided by Kava Garden. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement

2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
2020 Income Statement
corporation formation.pdf
Investment Round Status
Target Raise $85,000
Maximum Raise $250,000
Amount Invested $0
Investors 0
Investment Round Ends February 21st, 2022
Summary of Terms
Legal Business Name Kava Garden, Inc.
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $19,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 2.5%-7.4%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date April 1st, 2027
Financial Condition
Limited operating history

Kava Garden, Inc. began operating in August 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Financial Performance

Kava Garden, Inc. has been operating since August 2021 and has since achieved the following milestones:

Opened location in Miami Beach, FL (South Beach)

Achieved revenue of $18,000 in Month 1, on track to achieve revenue of >$30,000 in Month 5

Gross profit margin of 79%.

Historical financial performance is not necessarily predictive of future performance.

No other outstanding debt or equity

Kava Garden has no outstanding debt. The capital raised through Mainvest will make up the entirety of the Kava Garden, Inc.'s fundraising. However, Kava Garden, Inc. may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Kava Garden, Inc. to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Kava Garden, Inc. operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Kava Garden, Inc. competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Kava Garden, Inc.'s core business or the inability to compete successfully against the with other competitors could negatively affect Kava Garden, Inc.'s financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Kava Garden, Inc.'s management or vote on and/or influence any managerial decisions regarding Kava Garden, Inc.. Furthermore, if the founders or other key personnel of Kava Garden, Inc. were to leave Kava Garden, Inc. or become unable to work, Kava Garden, Inc. (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Kava Garden, Inc. and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Kava Garden, Inc. is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Kava Garden, Inc. might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Kava Garden, Inc. is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Kava Garden, Inc.

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Kava Garden, Inc.'s financial performance or ability to continue to operate. In the event Kava Garden, Inc. ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Kava Garden, Inc. nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Kava Garden, Inc. will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Kava Garden, Inc. is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Kava Garden, Inc. will carry some insurance, Kava Garden, Inc. may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Kava Garden, Inc. could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Kava Garden, Inc.'s financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Kava Garden, Inc.'s management will coincide: you both want Kava Garden, Inc. to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Kava Garden, Inc. to act conservative to make sure they are best equipped to repay the Note obligations, while Kava Garden, Inc. might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Kava Garden, Inc. needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Kava Garden, Inc. or management), which is responsible for monitoring Kava Garden, Inc.'s compliance with the law. Kava Garden, Inc. will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Kava Garden, Inc. is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Kava Garden, Inc. fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Kava Garden, Inc., and the revenue of Kava Garden, Inc. can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Kava Garden, Inc. to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Kava Garden. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Kava Garden isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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